UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

ATHENEX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04685N103

(CUSIP Number)

Johnson Y.N. Lau

c/o Athenex, Inc.

1001 Main Street, Suite 600

Buffalo, New York 14203

Telephone: (716) 898-8625

Wyrick Robbins Yates & Ponton LLP

c/o Donald R. Reynolds

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04685N103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Johnson Y.N. Lau
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 5,830,423(1)
	8.	Shared Voting Power 877,129(2)
	9.	Sole Dispositive Power 5,830,423(1)
	10.	Shared Dispositive Power 877,129(2)

[1]	Consists of 3,050,001 shares of common stock, par value $0.001 per share of Athenex, Inc. (the “Common Stock”) subject to options held by Johnson Y.N. Lau that vest within 60 days of April 16, 2018.
[2]	Consists of (a) 161,647 shares of Common Stock held by Dr. Lau’s spouse, (b) 678,880 shares of Common Stock held by Avalon Biomedical (Management) Limited (“Avalon”) and (c) 36,602 shares of Common Stock subject to options held by Avalon that vest within 60 days of April 16, 2018.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,707,552(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 10.1%(3)
14.	Type of Reporting Person IN

[1]	Consists of 3,050,001 shares of Common Stock subject to options held by Dr. Lau that vest within 60 days of April 16, 2018.
[2]	Consists of (a) 161,647 shares of Common Stock held by Dr. Lau’s spouse, (b) 678,880 shares of Common Stock held by Avalon and (c) 36,602 shares of Common Stock subject to options held by Avalon that vest within 60 days of April 16, 2018.
[3]	Based on 63,492,667 shares of Common Stock outstanding as of March 16, 2018, as reported by Athenex, Inc. (the “Issuer”), in its 2017 Annual Report on Form 10-K (the “Form 10-K”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2018.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock (each a “Share,” and collectively, the “Shares”) of the Issuer (or the “Company”). The Issuer’s principal executive office is located at 1001 Main Street, Suite 600, Buffalo, New York 14203.

Item 2.	Identity and Background

(a)     This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of Johnson Y.N. Lau, Chief Executive Officer and Chairman of the Board of the Company (the “Reporting Person”).

(b)     The business address of the Reporting Person is c/o Athenex, Inc., 1001 Main Street, Suite 600, Buffalo, New York 14203.

(c)     The principal business of the Reporting Person is acting as Chief Executive officer and Chairman of the Board of the Company. Avalon is an indirect wholly-owned subsidiary of Avalon Global Holdings Limited (“Avalon Global”). Dr. Lau owns all of the outstanding interests in Creative Decade Global Limited, which owns 32.24% of the outstanding interests in Avalon Global. Dr. Lau serves on the Board of Directors of Avalon Global and has shared voting and dispositive power with respect to the shares held by Avalon.

(d) – (e)    During the last five years, the Reporting Person has not: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Dr. Lau is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person is filing this Schedule 13D as a result of the acquisition of an aggregate of 425,200 Shares upon the closing of the Company’s initial public offering. All of the remaining Shares to which this Schedule 13D relates were acquired through purchases from the Company in private placements prior to the Issuer’s initial public offering or in the open market after.

The purchase of 678,880 Shares held by Avalon Biomedical were made using funds from Avalon’s working capital. On July 12, 2015, Avalon was granted the option to purchase an aggregate of 54,904 Shares and 36,602 of those Shares subject to the option held by Avalon vest within 60 days of April 16, 2018.

Item 4.	Purpose of Transaction.

The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)     See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 63,492,667 Shares outstanding as of March 16, 2018, as reported by the Issuer, in its Form 10-K filed with the SEC on March 26, 2018.

(b)     See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     Reference is made to the discussion in Item 4. Each of the required transactions described in this Item 5(c) were reported on Forms 3 and 4 filed with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

(d)     Certain other individuals who indirectly have a controlling interest in Avalon Global, the indirect parent of Avalon, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Avalon.

(e)     Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

7.01	Power-of-Attorney (incorporated by reference from Exhibit 24.1 to the Form 3 relating to the beneficial ownership of Shares of the Issuer filed by the Reporting Person with the SEC on June 13, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2018

*
Johnson Y.N. Lau

* By:	/s/ Teresa Bair
Teresa Bair, as Attorney-in-Fact